                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                    Under the Securities Exchange Act of 1934
                                       of
                              Stephen Turner Butler

                             Synovus Financial Corp.
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
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                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 13, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 10 of this filing.

                                  SCHEDULE 13D

CUSIP No. 87161C 10 5                                     Page  2  of  10  Pages
          -----------------                                    ---    ----

    (1)    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           STEPHEN TURNER BUTLER
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    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
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    (3)    SEC USE ONLY

           ---------------------------------------------------------------------

    (4)    SOURCE OF FUNDS*

           N/A
           ---------------------------------------------------------------------

    (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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    (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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 NUMBER OF                 (7)      SOLE VOTING POWER
  SHARES
BENEFICIALLY                          219,586.708
 OWNED BY                  -----------------------------------------------------
   EACH
 REPORTING                 (8)      SHARED VOTING POWER
PERSON WITH
                                    2,568,205
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                      140,076.708
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    2,647,715
                           -----------------------------------------------------

   (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,787,791.708
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   (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           ---------------------------------------------------------------------

   (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.0%
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   (14)    TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 2 ("Amendment No. 2") is being made to the Schedule 13D as amended and restated by Amendment No. 1 filed on February 8, 2001 (the "Schedule 13D") by Stephen Turner Butler, both in his individual capacity and as trustee of his grantor retained annuity trust ("GRAT"). This Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the reorganization of TB&C Bancshares, Inc. ("TB&C") and the related distribution in liquidation by TB&C of 14,309,182 shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus"), all of which were previously deemed to be beneficially owned indirectly by Mr. Butler; (2) the acquisition of 111,156 of such shares by Mr. Butler, as sole trustee of his GRAT; and (3) the fact that Mr. Butler now beneficially owns less than 5% of the outstanding shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 2.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 2.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C that reduced Mr. Butler's beneficial ownership of Synovus Common Stock to below 5% of the outstanding shares of such Common Stock. As a result of Mr. Butler's position as a director of TB&C, Mr. Butler was deemed to beneficially own 14,309,182 shares of Synovus Common Stock that were owned by TB&C until the close of business on August 13, 2001. After the close of business and after the New York Stock Exchange closed on August 13, 2001, TB&C completed a reorganization (the "Reorganization") under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, in which:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only shares of Synovus Common Stock previously owned by TB&C that Mr. Butler is deemed to beneficially own after the Reorganization are the shares distributed by TB&C to Mr. Butler, as sole trustee of his GRAT, of which he also is the sole annuity beneficiary. As trustee of his GRAT, Mr. Butler received 111,156 shares of Synovus Common Stock based on his ownership, as trustee of his GRAT, of 113,388 shares of TB&C Common Stock being cancelled in the dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consist of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by Mr. Butler, as sole trustee of his GRAT (as well as the shares of TB&C Common Stock owned by the other TB&C shareholders) that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by Sarah T. Butler (Mr. Butler's mother) and Mr. Butler's uncle and aunt, William B. Turner and Elizabeth T. Corn, to effect various family, financial and estate planning goals. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C. Stock splits accounted for the vast majority of increases from 1995 until August 13, 2001 in the number of shares shown as beneficially owned by Mr. Butler from time to time in his Schedule 13D filings.

         As of the date of this report, TB&C no longer owns or votes any shares of Synovus Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner, Mrs. Butler and Mrs. Corn to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 1, Mr. Butler and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001.

         Mr. Butler does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus (except through any distributions in kind by Mr. Butler as trustee of his GRAT (or possibly sales by him as trustee of such GRAT) of shares of Synovus Common Stock to satisfy annuity payments due to Mr. Butler as the annuity beneficiary of such GRAT, and through Mr. Butler's participation in Synovus' Director Stock Purchase Plan); (b) an extraordinary corporate transaction involving

Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on page 2 hereof
are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

         Mr. Butler could be construed to be the beneficial owner of 2,787,791.708 shares (1.0%) of Synovus Common Stock. Mr. Butler has sole voting and investment power as to 140,076.708 shares of Synovus Common Stock as follows: (a) 23,976.708 shares that he owns directly; (b) 4,944 shares held by Mr. Butler in custodial accounts for his children; and (c) 111,156 shares owned by Mr. Butler as sole trustee of his GRAT. Mr. Butler has sole voting power as to an additional 79,510 shares, shared voting power as to 2,568,205 shares and shared investment power as to 2,647,715 shares of Synovus Common Stock, consisting of: (a) 79,510 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mr. Butler and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Butler has sole voting power, but shares investment power (based on Mr. Butler's power to direct distributions from and to revoke the trust) with STC as trustee of such trust; and (b) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which Mr. Butler is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation.

         Additional information regarding the persons and entity with whom Mr. Butler shares voting power and/or investment power is included in the following chart.

                   INFORMATION REGARDING SYNOVUS TRUST COMPANY
                     AND THE TRUSTEES OF THE B-T FOUNDATION

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
William B. Turner                    Trustee of B-T Foundation              Advisory Director of
                                                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp.
                                                                            901 Front Avenue, Suite 301, Columbus, GA  31901

Sue Marie T. Turner                  Trustee of B-T Foundation              Homemaker
(wife of William B. Turner)

Sarah T. Butler                      Trustee of B-T Foundation              Homemaker


Clarence C. Butler                   Trustee of B-T Foundation              Retired Physician
(husband of Sarah T. Butler)                                                St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Trustee of  B-T Foundation             Homemaker


Lovick P. Corn                       Trustee of B-T Foundation              Advisory Director
(husband of Elizabeth T. Corn)                                              W.C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Trustee of B-T Foundation              President
(adult son of William B. Turner)                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Trustee of B-T Foundation              Chairman of the Board
(adult son of Sarah T. Butler)                                              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                    Trustee of  B-T Foundation             Director
(adult daughter of Elizabeth T.                                             Synovus Financial Corp., Suite 301
Corn)                                                                       901 Front Avenue, Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation              Homemaker
(adult daughter of Elizabeth T.
Corn)

Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA 31902

Sam Wellborn                         Trustee of B-T Foundation              Retired Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
Synovus Trust Company, as            Trustee of Revocable Trust for         Financial institution with trust powers
Trustee                              Stephen T. Butler
1148 Broadway, 2nd Floor
Columbus, GA 31901

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(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

(2) Any spousal relationship giving rise to shared power described above under
Item 5 is not repeated here.

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         (c) There have not been any transactions within the last 60 days by Mr. Butler in shares of Synovus Common Stock, except for: (1) the receipt by Mr. Butler, as sole trustee of his GRAT, of 111,156 shares of Synovus Common Stock distributed on August 13, 2001 by TB&C in the Reorganization; (2) charitable gifts of 1,483 and 924 shares of Synovus Common Stock on August 20, 2001 and July 23, 2001, respectively, made by STC, as sole trustee of a revocable trust for the benefit of Mr. Butler, pursuant to Mr. Butler's power to direct distributions from such trust; and (3) Mr. Butler's purchase of 95.139 shares of Common Stock at $32.0046 per share on July 2, 2001 through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns through the Synovus Director Stock Purchase Plan.

         (d) Mr. Butler's revocable trust authorizes STC as trustee to make distributions of income and corpus as directed by Mr. Butler.

         (e) Mr. Butler ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as Exhibit A to the Schedule
                           13D of Stephen Turner Butler and omitted pursuant to
                           Rule 13d-2(e)).

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.(1)

EXHIBIT D                  Power of Attorney from Stephen T. Butler,
                           individually and as trustee.(1)

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(1) Incorporated by reference from Exhibits to Amendment No. 1 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of Stephen Turner Butler on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2001          Stephen Turner Butler, individually and as trustee


                           By: /s/ Garilou Page
                               -------------------------------------------------
                               Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as Exhibit A to the Schedule 13D of Stephen Turner Butler
                  and omitted pursuant to Rule 13d-2(e)).

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.(1)

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between STC and TB&C.(1)

EXHIBIT D         Power of Attorney from Stephen T. Butler, individually and as trustee.(1)

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(1) Incorporated by reference from Exhibits to Amendment No. 1 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of Stephen Turner Butler on February 8, 2001.